Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 goodwinlaw.com +1 617 570 1000

August 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Division of Corporation Finance, Office of Life Sciences

Re:	Unum Therapeutics Inc.

Preliminary Proxy Statement on Schedule 14A

Filed July 30, 2020

File No. 001-38443

Ladies and Gentlemen:

This letter is submitted on behalf of Unum Therapeutics Inc. (the “Company”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Preliminary Proxy on Schedule 14A filed on July 30, 2020 (the “Preliminary Proxy Statement”), as set forth in your letter, dated August 12, 2020, addressed to Dr. Charles Wilson, President and Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the Staff’s numbered comments have been reproduced in italicized, bold type, with responses immediately following such comment. Unless otherwise indicated, page references in the Staff’s comments refer to the Preliminary Proxy Statement, and page references in the responses refer to Amendment No. 1. Capitalized terms used in this letter but not otherwise defined in this letter have the meanings assigned to them in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP. In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 1 (marked to show changes from the Preliminary Proxy Statement).

Preliminary Proxy Statement on Schedule 14A filed July 30, 2020

Proposal No. 1, page 8

1.

Please revise your disclosure to provide the information required by Items 11, 13 and 14 with respect to the Kiq Bio LLC acquisition and the private placement of Series A preferred stock. Refer to Note A of Schedule 14A.

Response to Comment 1:

In response to the Staff’s comment, and pursuant to Item 11 of Schedule 14A, the Company has revised the disclosure on page 10 of Amendment No. 1 to clarify that the shares of Company’s common stock, par value $0.01 per share (“Common Stock”), issuable upon the conversion of the Company’s Series A Non-Voting Convertible Preferred Stock, par value $0.001 per share (“Series A Preferred Stock”), do not have preemptive rights. The Company respectfully notes that pursuant to Item 11(b) of Schedule 14A, because the shares of the Common Stock issuable upon the conversion of Series A Preferred Stock are the same class as the Company’s currently outstanding Common Stock, the information called for by Item 202 of Regulation S-K is not required other than as set forth in Item 11(b) of Schedule 14A. In addition, for the reasons discussed more fully below, we believe that the information required by Items 13 and 14 is not material to and is therefore inapplicable to the Conversion Proposal, and could potentially mislead, the Company’s stockholders in connection with the requested vote on the Conversion Proposal.

With respect to Items 13 and 14 and Note A of Schedule 14A, the Company advises the Staff that the Company previously considered the instruction in Note A to Schedule 14A in determining whether to include in the proxy statement the disclosures required by Items 13 and 14 of Schedule 14A. After review and consideration, the Company determined, and continues to believe, that the instruction in Note A is inapplicable to the Conversion Proposal because it does not involve a solicitation seeking stockholder approval of the authorization of additional securities which are to be used to acquire another company; rather, the Conversion Proposal seeks stockholder approval, in accordance with Nasdaq Listing Rule 5635, of the conversion of the Company’s outstanding shares of Series A Preferred Stock into shares of Common Stock because the conversion (i) could result in the Company issuing more than 20% of Common Stock in an offering that is not a public offering (the “Nasdaq Cap”) or (ii) result in a change of control of the Company. Note A to Schedule 14A states that:

“[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items shall also be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.” (emphasis added)

Unlike the underlined portion of Note A in the preceding paragraph, the Company’s stockholders are not being asked to approve the issuance of securities for the purpose of acquiring another company. The matter that is before the Company’s stockholders is a request that the holders of the Company’s Common Stock approve the issuance of additional shares of Common Stock to allow for the conversion of the Series A Preferred Stock issued in the Merger that closed on July 6, 2020 and the Financing that closed on July 9, 2020.

The Conversion Proposal stands on its own. The vote of the Company’s stockholders on the issuance of Common Stock upon conversion of the Series A Preferred Stock is independent of, and will neither have any bearing on, nor facilitate, the Merger or the Financing. The Merger closed on July 6, 2020 and the Financing closed on July 9, 2020, and neither closing was contingent upon, nor subject to, stockholder approval of the Conversion Proposal. The outcome of the vote on the Conversion Proposal will have no impact whatsoever on the Merger or the Financing or in any way facilitate or hinder those completed transactions. To be more specific, the Common Stock that would be issued if stockholder approval is obtained will not be “used to acquire another specified company” as cited in Note A. While the Company, through the Conversion Proposal, is asking its stockholders to approve the issuance of additional securities, the additional securities to be issued (shares of Common Stock) will not be used for the purposes of acquiring Kiq Bio LLC or completing the Financing. The Company’s stockholders neither have the legal right to unwind the Merger or the Financing nor to vote upon the Merger or the Financing. The only issue before the Company’s stockholders is whether to render the necessary approval of the conversion of the Series A Preferred Stock into Common Stock.

Under the Company’s organizational documents, Delaware law and the Nasdaq Listing Rules, the Company and its Board of Directors had the authority, without stockholder approval, to consummate the Merger and the Financing and issue the Common Stock and Series A Preferred Stock pursuant to those transaction. The Conversion Proposal relates to the independent questions of whether shares of Common Stock may be issued upon the conversion of the Company’s previously issued shares of Series A Preferred Stock in excess of the Nasdaq Cap. At the Special Meeting, the Company’s stockholders will be asked to vote on whether the Series A Preferred Stock will be convertible into shares of Common Stock in excess of the Nasdaq Cap, such vote being required only by the listing rules of the Nasdaq and not by Delaware law or the Company’s organizational documents. The Conversion Proposal allows the Company’s stockholders to vote on what the capital structure of the Company will look like on a go-forward basis after the Special Meeting. If the Conversion Proposal is not approved, the Series A Preferred Stock will remain outstanding and will not be convertible into shares of Common Stock.

In addition, Instruction 1 to Item 13 of Schedule 14A states that any or all of the information required by Item 13(a) not material for the exercise of prudent judgment in regards to the matter to be acted upon may be omitted and “[i]n the usual case … the information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction...” Given the nature of the Conversion Proposal disclosed above, the Company does not believe that the information required by Item 13(a) is material for the exercise of prudent judgement in regards to the Conversion Proposal. The financial and other Company information referenced by Item 13 of Schedule 14A is not meaningful to the Company’s stockholders with respect to the potential conversion of Series A Preferred Stock into shares of Common Stock.

Finally, the Company respectfully submits that the inclusion of information required by Item 14 of Schedule 14A may, in fact, cause confusion regarding the nature of the Conversion Proposal and mislead stockholders by suggesting that the Company is asking for their vote, in part, to approve or disapprove the consummation of the Merger or the Financing. Item 14(a) of Schedule 14A, “Applicability,” lists the matters for which the subsequent Item 14(b) transaction information is to be provided. These matters are, exclusively, (1) a merger or consolidation; (2) an acquisition of securities of another person; (3) an acquisition of any other going business or the assets of a going business; (4) a sale or other transfer of all or any substantial part of assets; or (5) a liquidation or dissolution. At the Special Meeting, no action is to be taken with respect of any such matter. We call your attention to the fact that the Preliminary Proxy Statement already includes disclosure to the effect that the Merger and the Financing have been fully consummated. At the Special Meeting, no action is to be taken with respect of any such matter. As discussed above, a vote of the stockholders to either acquire Kiq Bio LLC through a stock issuance of Series A Preferred Stock and Common Stock under the Nasdaq Cap, or to fund the Financing through the issuance of Series A Preferred Stock, were matters left entirely to the discretion of the Board of Directors under state law and the Company’s organizational documents.

In light of the foregoing, the Company respectfully submits that the information required by Items 13 and 14 of Schedule 14A is inapplicable to the decision to be made by the Company’s stockholders with respect to the Conversion Proposal. Such information, if included in the proxy statement, may in fact cause confusion regarding the nature of the Conversion Proposal and mislead stockholders into believing that by voting against the Conversion Proposal they are voting against the consummation of the Merger or the Financing.

*    *    *

If you should have any questions concerning the enclosed matters, please contact the undersigned at (617) 570-1861 or by email at AGoodman@goodwinlaw.com.

Very truly yours,

/s/ Andrew Goodman

Andrew Goodman

Enclosures:

cc:	Charles Wilson, Ph.D., President and Chief Executive Officer, Unum Therapeutics Inc.

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